[Eversheds Sutherland (US) LLP Letterhead]
October 22, 2025
Via EDGAR

John Kernan
Division of Investment Management,
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    NC SLF Inc.

Dear Mr. Kernan:
On behalf of NC SLF Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on September 23, 2025, in connection with the SEC’s review of the Company’s reports filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto.
1.The Company has been identified in its annual report on Form N-CSR for the fiscal year ended December 31, 2024 (the “Annual Report”) as a non-diversified investment company. However, it appears that the Company is operating as a diversified investment company. Please confirm that the Company continues to qualify as a non-diversified investment company. If the Company has been operating as a diversified investment company for more than three years, confirm that the Company will receive shareholder approval prior to changing its status back to a non-diversified investment company. See Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder.

Response: The Company respectfully advises the Staff on a supplemental basis that it is currently operating as a “diversified company” as defined in Section 5(b)(1) of the 1940 Act. The Company will reflect its status as a diversified investment company in future SEC filings. The Company acknowledges the Staff’s comment and will receive shareholder approval to the extent it seeks to change its status back to a non-diversified investment company pursuant to Section 13(a)(1) of the 1940 Act.

2.Please include a sufficient description of the nature of the services comprising of the audit-related fees disclosed in the categories of services provided by the principal accountant for fiscal year ended December 31, 2024. In your response, please explain why similar work was not required or billed for fiscal year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and will reflect the following description of audit-related fees in future SEC filings, as applicable: “Audited-related services” refer to assurance and related services that are reasonably related to the performance of the independent accountant, such as attestation services that are not required by statute or regulation and agreed upon procedures performed by the Company’s principal accountant. The Company’s principal accountant did not provide any such audit-related services to the Company during the fiscal year ended December 31, 2023 and therefore no such fees were billed for such period.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

Cc:     John D. McCally, General Counsel, Churchill Asset Management LLC
Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP
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